Exhibit 99.1

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor Reports 2022 Fourth Quarter and Full Year
Financial Results

 Full Year Record Revenue of $1.68 Billion;
Increased Profitability Resulting in 16% Net Margin for 2022

MIGDAL HAEMEK, ISRAEL – February 16, 2023 – Tower Semiconductor (NASDAQ: TSEM & TASE: TSEM) reports today its results for the fourth quarter and for the year ended December 31, 2022.

Fourth Quarter of 2022 Results Overview

Revenue for the fourth quarter of 2022 was $403 million, as compared to $412 million in the fourth quarter of 2021. Organic revenue for the fourth quarter of 2022, defined as total revenue excluding revenues from Nuvoton in the Japanese fabs and from Maxim in the San Antonio fab, increased by 6% year over year. Revenue for the third quarter of 2022 was $427 million.

Gross profit for the fourth quarter of 2022 was $125 million, 25% higher than $100 million recorded in the fourth quarter of 2021, mainly due to replacing approximately $20 million of contractual revenue from Arai, following the previously disclosed cessation of its operations, with higher margin organic foundry customer revenue. Gross profit in the third quarter of 2022 was $125 million.

Operating profit for the fourth quarter of 2022 was $99 million, 77% higher than the $56 million recorded in the fourth quarter of 2021.  Operating profit in the third quarter of 2022 was $79 million. Our operating profits for 2022 included restructuring income and cost relating to the previously disclosed Arai cessation of operations which occurred during 2022 as part of reorganizing and restructuring our Japan operations. All such related income and cost are presented in a separate line as restructuring income, net, in the amount of $14 million for the three months ended December 31, 2022, as compared with $4 million cost for the three months ended September 30, 2022.

Net profit for the fourth quarter of 2022 was $83 million, or $0.76 basic and $0.75 diluted earnings per share, 61% higher than the $52 million or $0.48 basic and $0.47 diluted earnings per share recorded in the fourth quarter of 2021. Net profit in the third quarter of 2022 was $69 million, which represented $0.63 basic and $0.62 diluted earnings per share.

Cash flow generated from operating activities in the fourth quarter of 2022 was $133 million with investment in fixed assets of $38 million, net of proceeds from machinery and equipment sold during the quarter, including as part of Arai fab cessation of operations. During the fourth quarter of 2022, the company repaid $11 million of its debt.

Full year 2022 Results Overview

Revenue for the full year of 2022 was $1.68 billion, as compared to $1.51 billion in 2021, reflecting 11% year over year revenue growth and 23% year over year organic revenue growth (as defined above).

Gross profit for the full year of 2022 was $466 million, 42% higher than $329 million in 2021.

Operating profit for the full year of 2022 was $312 million, 87% higher than the $167 million in 2021. Our operating profit for 2022 included restructuring income, net relating to the previously disclosed Arai cessation of operations which occurred during 2022 as part of reorganizing and restructuring our Japan operations. All such related income and cost are presented in a separate line as restructuring income, net, in the amount of $10 million for the year ended December 31, 2022.

Net profit for the full year of 2022 was $265 million, representing 16% net profit margins or $2.42 basic and $2.39 diluted earnings per share, 76% higher than the $150 million or $1.39 basic and $1.37 diluted earnings per share in 2021.

Cash flow generated from operating activities for the full year of 2022 was $530 million with investment in fixed assets of $214 million, net of proceeds from machinery and equipment sold during the year, including as part of Arai fab cessation of operations. During the year ended December 31, 2022, the company repaid $78 million of its debt.

Guidance and Conference Call
In light of the Company’s definitive agreement with Intel Corporation, as announced on February 15, 2022, the Company is not providing revenue guidance for the first quarter 2023 and will not host an earnings conference call.

This release is available on Company’s website: https://towersemi.com/2023/02/16/02162023/

The Company presents its financial statements in accordance with U.S. GAAP.  The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information, which may be used and/ or presented in this release and/ or prior earnings related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, which we may  describe as adjusted financial measures and/ or reconciled financial measures, are non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding the following: (1) amortization of acquired intangible assets, (2) compensation expenses in respect of equity grants to directors, officers, and employees and (3) restructuring income, net, which includes income, net of cost associated with the cessation of operations of the Arai manufacturing factory in Japan which occurred during 2022 in the amount of approximately $14 million income, net for the three months ended December 31, 2022 as compared to  $4 million restructuring related cost for the three months ended September 30, 2022 and as compared to $10 million restructuring income, net for the year ended December 31, 2022. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/ or presented in this release and/ or prior earnings related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, as well as calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization which we define as EBITDA consists of operating profit in accordance with GAAP, excluding (i) depreciation expenses, which include depreciation recorded in cost of revenues and in operating cost and expenses lines (e.g, research and development related equipment and/ or fixed other assets depreciation), (ii) stock-based compensation expense, (iii) amortization of acquired intangible assets and (iv) restructuring cost (income, net) in relation to the Arai manufacturing factory in Japan, as described in (3) above. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein and/ or prior earnings-related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as may be used and/ or presented in this release and/ or prior earnings-related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is comprised of cash, cash equivalents, short-term deposits and marketable securities less debt amounts as presented in the balance sheets included herein. The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Free Cash Flow, as used and/ or presented in this release and/ or prior earnings related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is calculated to be net cash provided by operating activities (in the amounts of $133 million, $122 million and $134 million for the three months periods ended December 31, 2022, September 30, 2022 and December 31, 2021, respectively and in the amounts of $530 million and $421 million for the years ended December 31, 2022 and December 31, 2021, respectively) less cash used  for investments in property and equipment, net (in the amounts of $38 million, $45 million and $86 million for the three months periods ended December 31, 2022, September 30, 2022 and December 31, 2021, respectively and in the amounts of $214 million and $279 million for the years ended December 31, 2022 and December 31, 2021, respectively).  The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leading foundry of high value analog semiconductor solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm), two facilities in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo and is sharing a 300mm manufacturing facility being established in Italy by STMicroelectronics. For more information, please visit: www.towersemi.com

CONTACTS:
Noit Levy | Investor Relations | +972 74 737 7556 | noitle@towersemi.com

This press release, including other projections with respect to our business and activities, includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets, (ii) over demand for our foundry services and/or products that exceeds our capacity, (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks, (x) pending litigation, (xi) new customer engagements, qualification and production ramp-up at our facilities,(xii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiii) receipt of orders that are lower than the customer purchase commitments, (xiv) failure to receive orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) effect of global recession, unfavorable economic conditions and/or credit crisis, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) the execution of debt re-financing and/or other fundraising activities to enable the service of our debt and/or other liabilities and/or for strategic opportunities, including to fund Agrate fab’s significant 300mm capacity investments, in addition to other previously announced capacity expansion plans , and the possible unavailability of such financing and/ or the availability of such financing on unfavorable terms, (xxi) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry in order to enable us to maintain our profitability , (xxii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) the concentration of our business in the semiconductor industry, (xxiv) product returns, (xxv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvi) competing effectively, (xxvii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers, (xxviii) achieving acceptable device yields, product performance and delivery times, (xxix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxx) our fab3 landlord’s construction project adjacent to our fabrication facility, including possible temporary reductions or interruptions in the supply of utilities and/ or fab manufacturing, as well as claims that our noise abatement efforts are not adequate under the terms of the amended lease that caused him to request a judicial declaration that there was a material non-curable breach of the lease and that he would be entitled to terminate the lease (we do not agree and are disputing these claims), (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations, (xxxv) potential engagement for fab establishment, joint venture and/or capital lease transactions for capacity enhancement in advanced technologies, including risks and uncertainties associated with Agrate fab establishment project, its qualification schedule, technology, equipment and process qualification and production facility ramp-up, customer engagements, cost structure and investment amounts and other terms, which may require additional funding to cover its significant capacity investment needs and other payments, the availability of which funding cannot be assured on favorable terms, if at all, (xxxvi) potential impact, in addition to the aforementioned restructuring costs and future additional such costs, incurred by TPSCo and the Company due to the purchase in 2020 of 49% of TPSCo by NTCJ (previously named PSCS) from Panasonic and due to the cessation of operations of Arai manufacturing factory in Japan, which  manufactured products solely for NTCJ through June 2022 and did not serve Tower’s or TPSCo’s foundry customers, (xxxvii) industry and market impact due to pandemics and potential impact on our business, operational continuity, supply chain, revenue and profitability, (xxxviii) potential security, cyber and privacy breaches, (xxxix) our ability to satisfy the covenants stipulated in our agreements with the series G bondholders (as of December 31, 2022, we are in compliance with this indenture’s covenants), (xxxx) risks associated with the transaction announced on February 15, 2022 under which Intel Corporation is to acquire the Company, including the timely receipt of certain governmental and other regulatory approvals, the potential for regulatory authorities to require divestitures, behavioral remedies or other concessions in order to obtain their approval of the proposed transaction, the occurrence of any event, change or other circumstance that could give rise to a termination of the merger agreement, the effect of the announcement or pendency of the transaction on business relationships, operating results and business generally, delays, disruptions or increased costs due to the integration process with the acquirer,  litigation related to or resulting from the transaction, difficulties to retain key personnel and customers, diverting management’s attention from the ongoing business operations, potential negative reactions or changes to business relationships resulting from the announcement or completion of the transaction, and (xxxxi) business interruption due to fire, earthquake and other natural disasters, the security situation in Israel, global trade “war”, COVID-19 pandemic, including its impact on global supply chain to the fabs and from the fabs, power interruptions and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#   #   #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	December 31,	December 31,
	2022	2021
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$340,759	$210,930
Short-term deposits	495,359	363,648
Marketable securities	169,694	190,068
Trade accounts receivable	152,935	142,228
Inventories	302,108	234,512
Other current assets	34,319	54,817
Total current assets	1,495,174	1,196,203

PROPERTY AND EQUIPMENT, NET	962,258	876,683

GOODWILL AND OTHER INTANGIBLE ASSETS, NET	14,031	18,820

DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	76,145	139,535

TOTAL ASSETS	$2,547,608	$2,231,241

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt	$62,275	$83,868
Trade accounts payable	150,930	78,712
Deferred revenue and customers' advances	38,911	39,992
Other current liabilities	135,272	73,756
Total current liabilities	387,388	276,328

LONG-TERM DEBT	210,069	230,972

LONG-TERM CUSTOMERS' ADVANCES	40,893	69,968

DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	20,717	38,584

TOTAL LIABILITIES	659,067	615,852

TOTAL SHAREHOLDERS' EQUITY	1,888,541	1,615,389

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,547,608	$2,231,241

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2022	2022	2021
REVENUES	$403,227	$427,087	$412,108
COST OF REVENUES	278,501	302,576	311,935
GROSS PROFIT	124,726	124,511	100,173

OPERATING COSTS AND EXPENSES:
Research and development	20,706	22,406	22,371
Marketing, general and administrative	18,880	18,864	21,939
Restructuring cost (income, net) *	(13,592)	4,033	--
	25,994	45,303	44,310
OPERATING PROFIT	98,732	79,208	55,863

FINANCING AND OTHER EXPENSE, NET	(55)	(9,351)	(372)

PROFIT BEFORE INCOME TAX	98,677	69,857	55,491

INCOME TAX EXPENSE, NET	(12,835)	(3,175)	(3,614)

NET PROFIT	85,842	66,682	51,877

Net loss (income) attributable to non-controlling interest	(2,518)	2,453	(138)

NET PROFIT ATTRIBUTABLE TO THE COMPANY	$83,324	$69,135	$51,739

BASIC EARNINGS PER SHARE	$0.76	$0.63	$0.48
Weighted average number of shares	109,896	109,416	108,768

DILUTED EARNINGS PER SHARE	$0.75	$0.62	$0.47
Weighted average number of shares	110,938	110,825	110,267

* Restructuring income, net for the three months ended December 31, 2022 and restructuring cost for the three months ended September 30, 2022 resulted from the previously disclosed Arai cessation of operations which occurred during 2022 as part of Japan operations reorganization and restructuring.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Year ended
	December 31,
	2022	2021
REVENUES	$1,677,614	$1,508,166
COST OF REVENUES	1,211,306	1,179,048

GROSS PROFIT	466,308	329,118

OPERATING COSTS AND EXPENSES:
Research and development	83,911	85,386
Marketing, general and administrative	80,282	77,221
Restructuring income, net *	(9,559)	--

	154,634	162,607

OPERATING PROFIT	311,674	166,511

FINANCING AND OTHER EXPENSE, NET	(19,701)	(11,412)

PROFIT BEFORE INCOME TAX	291,973	155,099

INCOME TAX EXPENSE, NET	(25,502)	(1,024)

NET PROFIT	266,471	154,075

Net income attributable to non-controlling interest	(1,902)	(4,063)

NET PROFIT ATTRIBUTABLE TO THE COMPANY	$264,569	$150,012

BASIC EARNINGS PER SHARE	$2.42	$1.39
Weighted average number of shares	109,349	108,279

DILUTED EARNINGS PER SHARE	$2.39	$1.37
Weighted average number of shares	110,754	109,798

* Restructuring income, net for the year ended December 31, 2022 resulted from the previously disclosed Arai cessation of operations which occurred during 2022 as part of Japan operations reorganization and restructuring.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION FROM GAAP OPERATING PROFIT TO EBITDA (UNAUDITED)
(dollars in thousands)

	Three months ended
	December 31,	September 30,	December 31,
	2022	2022	2021
GAAP OPERATING PROFIT	$98,732	$79,208	$55,863
Depreciation	69,456	67,343	64,692
Stock based compensation	6,431	6,526	8,815
Amortization of acquired intangible assets	510	509	506
Restructuring and impairment cost (income, net)	(13,592)	4,033	--
EBITDA	$161,537	$157,619	$129,876

	Year ended
	December 31,	December 31,
	2022	2021
GAAP OPERATING PROFIT	$311,674	$166,511
Depreciation	262,053	242,811
Stock based compensation	24,215	25,144
Amortization of acquired intangible assets	2,033	1,993
Restructuring and impairment income, net	(9,559)	--
EBITDA	$590,416	$436,459

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
					Accumulated	Foreign
	Ordinary	Ordinary	Additional		other	currency				Non
	shares	shares	paid-in	Unearned	comprehensive	translation	Accumulated	Treasury	Comprehensive	controlling
	issued	amount	capital	compensation	income (loss)	adjustments	deficit	stock	income (loss)	interest	Total
BALANCE AS OF JANUARY 31, 2022	108,970	$435,453	$1,389,051	$149,906	$(412)	$(27,471)	$(315,448)	$(9,072)		$(6,618)	$1,615,389

Changes during the year ended December 31, 2022:
Proceeds from an investment in a subsidiary										11,645	11,645
Exercise of options and RSUs	1,071	4,697	(4,653)								44
Employee stock-based compensation				24,215							24,215
Other comprehensive income:
Profit							264,569		$264,569	1,902	266,471
Foreign currency translation adjustments						(18,026)			(18,026)	(9,569)	(27,595)
Change in employees plan assets and benefit obligations					(938)				(938)		(938)
Unrealized loss on derivatives					(690)				(690)		(690)
Comprehensive income									$244,915
BALANCE AS OF DECEMBER 31, 2022	110,041	$440,150	$1,384,398	$174,121	$(2,040)	$(45,497)	$(50,879)	$(9,072)		$(2,640)	$1,888,541
OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF DECEMBER 31, 2022	109,954

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED SOURCES AND USES REPORTS (UNAUDITED)
(dollars in thousands)

	Three months ended
	December 31,	September 30,	December 31,
	2022	2022	2021
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$390,369	$211,177	$211,503
Net cash provided by operating activities	132,750	122,402	133,656
Investments in property and equipment, net	(38,186)	(45,134)	(85,947)
Exercise of options	--	--	48
Proceeds from an investment in a subsidiary	6,216	5,469	--
Debt recevied (repaid), net	(11,465)	(28,164)	1,040
Effect of Japanese Yen exchange rate change over cash balance	11,498	(4,638)	(2,102)
Investments in short-term deposits, marketable securities and other assets, net	(150,423)	129,257	(47,268)
CASH AND CASH EQUIVALENTS - END OF PERIOD	$340,759	$390,369	$210,930

	Year ended
	December 31,	December 31,
	2022	2021
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$210,930	$211,683
Net cash provided by operating activities	529,820	421,293
Investments in property and equipment, net	(213,537)	(279,260)
Exercise of options	44	458
Proceeds from an investment in a subsidiary	11,685	--
Debt repaid, net	(78,379)	(77,315)
Effect of Japanese Yen exchange rate change over cash balance	(3,893)	(6,245)
Investments in short-term deposits, marketable securities and other assets, net	(115,911)	(59,684)
CASH AND CASH EQUIVALENTS - END OF PERIOD	$340,759	$210,930

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Year ended
	December 31,	December 31,
	2022	2021
CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$266,471	$154,075

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:

Income and expense items not involving cash flows:
Depreciation and amortization	292,638	270,710
Effect of exchange rate differences and fair value adjustment	10,362	1,138
Other expense (income), net	6,934	(1,461)

Changes in assets and liabilities:
Trade accounts receivable	(15,232)	14,335
Other assets	20,427	(26,731)
Inventories	(77,891)	(44,192)
Trade accounts payable	(20,893)	(25,004)
Deferred revenue and customers' advances	(30,069)	74,524
Other current liabilities	61,033	16,850
Long-term employee related liabilities	2,956	(2,681)
Deferred tax, net and other long-term liabilities	13,084	(10,270)
Net cash provided by operating activities	529,820	421,293

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment, net	(213,537)	(279,260)
Investments in deposits, marketable securities and other assets, net	(115,911)	(59,684)
Net cash used in investing activities	(329,448)	(338,944)

CASH FLOWS - FINANCING ACTIVITIES

Debt repaid, net	(78,379)	(77,315)
Proceeds from an investment in a subsidiary	11,685	--
Exercise of options	44	458
Net cash used in financing activities	(66,650)	(76,857)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(3,893)	(6,245)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	129,829	(753)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	210,930	211,683

CASH AND CASH EQUIVALENTS - END OF PERIOD	$340,759	$210,930